Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations of Rolling Thunder Exploration Ltd. is dated May 17, 2007. This MD&A is a review of the results of operations and the liquidity and capital resources of the Corporation for the three month period ended March 31, 2007 compared to the three months ended April 30, 2006. It should be read in conjunction with the accompanying unaudited interim financial statements of the Corporation for the three months ended March 31, 2007 and the notes thereto and the Corporation’s audited annual consolidated financial statements and related MD&A contained in its December 31, 2006 Annual Report.

Certain information regarding Rolling Thunder, including management’s assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involves assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Rolling Thunder’s operations or financial results are included in Rolling Thunder’s reports on file with Canadian securities regulatory authorities. In particular, see the Risk Factors section of Rolling Thunder’s Annual Information Form (“AIF”) for the year ended December 31, 2006. Consequently, there is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and Rolling Thunder does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities legislation and policy. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

All amounts are expressed in Canadian dollars unless otherwise stated.

Volumes reflected in this MD&A have been converted to an equivalent measurement basis referred to as a “barrel of oil equivalent” (“boe”) using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (“6:1”). This boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe’s may be misleading, particularly if used in isolation.

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. This MD&A provides certain financial measures that do not have a standardized meaning prescribed by Canadian GAAP. These non-GAAP financial measures may not be comparable to similar measures presented by other issuers.

0 2

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

Q 1 R e p o r t 2 0 0 7

The accompanying unaudited interim financial statements of the Corporation for the three month period ended March 31, 2007 and notes thereto have been prepared by management and have not been reviewed or audited by Rolling Thunder’s external auditors.

Rolling Thunder’s Audit Committee and Board of Directors have reviewed and approved the unaudited interim financial statements for the three month period ended March 31, 2007 and the notes thereto, and the related MD&A for the same period ended.

The continuous disclosure materials of the Corporation, including its annual audited consolidated financial statements and related MD&A, AIF, Management Information Circular and Proxy Statement, material change reports and press releases issued by the Corporation are available through the SEDAR system at www.sedar.com.

CHANGE IN FISCAL YEAR-END

In May 2006, the Corporation filed the regulatory forms to change Rolling Thunder’s fiscal year-end from April 30 to December 31. As a result of this change, the Corporation has presented financial information for the three months ended March 31, 2007 with the three months ended April 30, 2006 as the comparative period.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to provide reasonable assurance that information required to be disclosed by the Corporation is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding required disclosure.

As at March 31, 2007, an evaluation was carried out under the supervision of, and with the participation of management including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of Rolling Thunder’s disclosure controls and procedures. Based on the evaluation the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of Rolling Thunder’s disclosure controls and procedures were effective as at March 31, 2007.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three month period ended March 31, 2007, there have been no changes in Rolling Thunder’s internal control over financial reporting that have materially affected, or is reasonably likely to materially affect, Rolling Thunder’s internal control over financial reporting.

Q 1 R e p o r t 2 0 0 7

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

0 3

SELECTED ANNUAL FINANCIAL INFORMATION 1

	Three months ended March 31,	Three months ended April 30,
(in Canadian $)	2007	2006	% Change
Oil and natural gas revenues	5,343,344	1,396,885	283%
Royalties	(1,921,361)	(368,807)	421%
Other revenues	15,087	120,371	(87%)
Revenues, net of royalties	3,347,070	1,148,449	199%
Net income (loss)	231,991	(1,025,708)	–
Working capital deficiency	(5,679,360)	(2,420,938)	–
Capital expenditures	4,545,496	2,308,900	97%
Total assets	31,540,060	15,225,059	107%
Long-term liabilities	4,089,373	1,088,241	276%
Funds from operations [2]	2,156,561	188,197	1,046%
($ per share)
Net income (loss) Basic	0.01	(0.03)
Diluted	0.01	(0.03)
Funds from operations [2] Basic	0.05	0.01
Diluted	0.05	0.01
Shares outstanding Class A common shares	34,724,737	28,851,120
Class B common shares	810,000	810,000
Weighted average number of shares outstanding for the period Basic	40,800,464	36,890,712
Diluted	40,994,314	36,890,712

1 The selected financial information is based on the Corporation’s financial statements which were prepared in accordance with Canadian GAAP, except funds from operations information (see note 2 below). Certain comparative figures have been reclassified to conform with the current period presentation.

2 Funds from operations is a non-GAAP measure and is calculated by adding/subtracting operating change in working capital. Funds from operations reports the

Corporation’s ability to generate cash from operations after interest and taxes and excludes the impact of changes in the Corporation’s non-cash working capital related to operating activities. For a reconciliation of funds from operations to cash provided by operating activities, see “Non-GAAP Measures” section in this MD&A.

0 4

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

Q 1 R e p o r t 2 0 0 7

OPERATING SUMMARY Operational

	Three months ended March 31,	Three months ended April 30,
	2007	2006	% Change
Average daily sales volumes Oil and NGLs (bbls/d)	637	42	1,422%
Natural gas (Mcf/d)	2,635	1,403	88%
Barrels of oil equivalent (boe/d)	1,076	276	290%
Average prices received Oil and NGLs ($/bbl)	59.19	68.25	(13%)
Natural gas ($/Mcf)	8.22	7.34	12%
Barrels of oil equivalent ($/boe) [1]	55.16	56.94	(3%)
Operating netback ($/boe) [1]	55.16	56.94	(3%)
Petroleum and natural gas revenues
Royalties	19.83	15.03	32%
Operating expenses	5.63	14.79	(62%)
Transportation expenses	3.58	1.78	102%
Operating netback	26.12	25.34	3%

Wells drilled 2

Gross (net) drilled Gross (net) successful Gross (net) drilled and abandoned	3.0 2.0 1.0	(2.5) (1.5) (1.0)	2.0 (2.0) 2.0 (2.0) 0.0 (0.0)
Success rate – gross (net)	67% (60%)		100% (100%)

1 Netback and per boe information are non-GAAP measures and are calculated based on sales volumes for the period. For details regarding the calculation of netback and per boe information, see “Non-GAAP Measures” section in the accompanying MD&A.

2 Wells drilled reflect post-amalgamation numbers.

Q 1 R e p o r t 2 0 0 7

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

0 5

NON-GAAP MEASURES

Funds from Operations

The terms “funds from operations”, “funds from operations per share” and “funds from operations per boe” are non-GAAP measures, in that such measures do not have a standardized meaning under Canadian GAAP, and should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of the Corporation’s performance. Management believes that in addition to net income (loss) and cash provided by operating activities, funds from operations information is a useful supplemental measure as it provides an indication of the results generated by the Corporation’s principal business activities before consideration of how those activities are financed or how the results will be taxed.

Funds from operations per share is calculated using the same weighted average basic and diluted number of shares outstanding used in the calculation of net income (loss) per share. All references to funds from operations throughout this MD&A are based on cash flow before changes in non-cash working capital. The following table provides a reconciliation of “funds from operations” to “cash provided by operating activities”, the nearest GAAP measure.

(in Canadian $)	Three months ended March 31, 2007	Three months ended April 30, 2006
Funds from Operations	2,156,561	188,197
Change in non-cash working capital	(301,668)	(1,912,593)
Cash provided by operating activities (GAAP financial measure)	1,854,893	(1,724,396)

Netback and Per Boe Information

Information presented on a “netback” and “per boe” basis are non-GAAP measures. Management believes that these are important supplemental measures as they provide an indication of the results of the Corporation in relation to the sales volumes of the Corporation. Readers are cautioned, however, that these measures should not be construed as alternatives to revenue and expense items determined in accordance with GAAP.

Per boe amounts are derived by dividing the related GAAP measure or funds from operations by the sales volumes for each respective period. The following table presents the sales volumes for each period:

	Three months ended March 31, 2007	Three months ended April 30, 2006
Oil and NGLs (bbls)	57,341	3,725
Natural gas (Mcf)	237,165	124,833
Boe	96,869	24,531

0 6

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

Q 1 R e p o r t 2 0 0 7

RESULTS OF OPERATIONS Sales Volumes
	Three months ended March 31, 2007	Three months ended April 30, 2006	% Change
Average daily sales volumes Oil and NGLs (bbls/d) Natural gas (Mcf/d)	637 2,635	42 1,403	1,422% 88%
Total (boe/d)	1,076	276	290%
Sales volumes mix by product Oil and NGLs Natural gas	59% 41%	15% 85%
Total	100%	100%

Rolling Thunder’s average sales volume rate for the quarter increased 290 percent to 1,076 boe/d compared to 276 boe/d for the quarter ended April 30, 2006. The increase was primarily due to production from new wells drilled and recompletions in the latter half of 2006. The Corporation’s new Teepee Creek 06-10, 03/08-16, 14-03, 16-34 and McLeod 06-08 wells added approximately 444 boe/d of production for the quarter compared to the quarter ended April 30, 2006. In addition, recompletions of the Teepee Creek 06-03 and 08-03 wells resulted in added production of approximately 396 boe/d for the quarter compared to the quarter ended April 30, 2006. Oil and NGLs average sales volumes increased 1,422 percent to 637 bbls/d for the quarter compared to 42 bbls/d for the quarter ended April 30, 2006. Natural gas average sales volumes increased 88 percent to 2,635 Mcf/d compared to 1,403 Mcf/d for the quarter ended April 30, 2006.

Revenues and Commodity Prices

	Three months ended March 31,	Three months ended April 30,
(in Canadian $)	2007	2006
Revenues Oil and NGLs Natural gas	3,394,259 1,949,085	480,307 916,578
Other	5,343,344 15,087	1,396,885 120,371
Total	5,358,431	1,517,256
Average prices received Oil and NGLs (per bbl) Natural gas (per Mcf)	59.19 8.22	68.25 7.34
	55.16	56.94

Q 1 R e p o r t 2 0 0 7

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

0 7

Oil and natural gas revenues for the quarter increased 283 percent to $5,343,344 compared to $1,396,885 for the quarter ended April 30, 2006. The increase in oil and NGLs and natural gas revenues was due to increased production related to the wells that came on production in the latter part of 2006 and early 2007 mentioned previously. This increase was partially offset by a decrease in the average prices received on sales volumes by the Corporation. Rolling Thunder’s total sales volumes for the quarter were 96,869 boe (comprised of 57,341 bbls of oil and NGLs and 237,165 Mcf of natural gas) compared to 24,531 boe (comprised of 3,725 bbls of oil and NGLs and 124,833 Mcf of natural gas) for the quarter ended April 30, 2006. The Corporation received average prices during the period of $59.19 per bbl for oil and NGLs and $8.22 per Mcf for natural gas compared to $68.25 for oil and NGLs and $7.34 per Mcf for natural gas during the quarter ended April 30, 2006. Rolling Thunder realized a weighted average sales price of $55.16 per boe for the quarter compared to $56.94 per boe for the quarter ended April 30, 2006, a three percent decrease.

Rolling Thunder receives a premium on a per Mcf basis compared to AECO rates due to the Corporation’s higher energy content per Mcf of natural gas sales.

All of the Corporation’s production was sold on the spot market. During the quarter the Corporation did not engage in any hedging activities. As of the date of this MD&A, the Corporation did not have any production hedged under commodity contracts.

Other revenues during the quarter were $15,807, consisting primarily of marketing fees charged to working interest partners. Other revenues for the quarter ended April 30, 2006 were $120,371 and consisted of interest revenue earned on short-term investments and marketing fees charged to working interest partners.

Royalties

(in Canadian $)	three months ended March 31, 2007	Three months ended April 30, 2006

Crown royalties, net of ARTC	1,513,087	262,211
Overriding and freehold royalties	408,274	106,596
Total	1,921,361	368,807
As a percentage of oil and natural gas revenue	36%	26%
Royalties per boe	19.83	15.03

For the quarter, royalties included crown, overriding and freehold royalties. Effective January 1, 2007 the Alberta government eliminated the Alberta Royalty Tax Credits (“ARTC”) program. Royalties increased to $1,921,361 compared to $368,807 for the quarter ended April 30, 2006. The increase was primarily due to increased sales volumes and related revenues and the elimination of the ARTC program. For the quarter ended April 30, 2006 Crown royalties, net of ARTC included ARTC of $87,403. On a per boe basis, royalties for the quarter increased 32 percent to $19.83 from $15.03 for the quarter ended April 30, 2006. As mentioned previously the increase in per boe royalties expense related primarily to the elimination of the ARTC program. Royalties as a percentage of oil and natural gas revenue increased by 10 percent to 36 percent for the quarter compared to 26 percent for the quarter ended April 30, 2006. The increase was primarily attributable to the elimination of the ARTC program which accounted for seven percent of the increase in royalties as a percentage of oil and natural gas revenue.

Operating Expenses

(in Canadian $)	Three months ended March 31, 2007	Three months ended April 30, 2006
Operating expenses	545,000	362,702
Operating expenses per boe	5.63	14.79

Operating expenses increased 50 percent to $545,000 for the quarter compared to $362,702 for the quarter ended April 30, 2006. The increase related primarily to increased production volumes from a larger number of wells compared to the quarter ended April 30, 2006. Operating costs per boe decreased 62 percent to $5.63 per boe compared to $14.79 per boe for the quarter ended April 30, 2006. The decrease was due to per unit cost savings realized in the Corporation’s Teepee Creek area related to an oil battery built in 2006 to centralize operations in the area.

Transportation Expenses

	Three months ended March 31,	Three months ended April 30,
(in Canadian $)	2007	2006
Transportation expenses	346,909	43,577
Transportation expenses per boe	3.58	1.78

Transportation expenses increased to $346,909 for the quarter compared to $43,577 for the quarter ended April 30, 2006. The increase was attributable to a significant increase in volumes of oil transported during the quarter, partially offset by reduced per unit expenses due to the Corporation entering into a new, more favourable, transportation agreement related to Teepee Creek in the latter part of 2006.

Operating Netback Information

	Three months ended March 31,	Three months ended April 30,
(Canadian $ per boe)	2007	2006	% Change
Oil and natural gas revenue	55.16	56.94	(3%)
Royalties	19.83	15.03	32%
Operating expenses	5.63	14.79	(62%)
Transportation expenses	3.58	1.78	102%
Operating netback	26.12	25.34	3%

Rolling Thunder’s operating netback increased 3 percent to $26.12 per boe for the quarter from $25.34 per boe for the quarter ended April 30, 2006. The increase was due to a significant reduction in operating expenses per boe partially offset by lower average commodity prices, increased per boe royalties and increased transportation expenses per boe.

General and Administrative (“G&A”) Expenses

	Three months ended March 31,	Three months ended April 30,
(in Canadian $)	2007	2006
Gross G&A expenses	426,549	530,431
Overhead recovery	(55,840)	(48,916)
Capitalized G&A expenses	(33,750)	–
Net G&A expenses	336,959	481,515
G&A expenses per boe	3.48	19.63

G&A expenses, net of recoveries and capitalized expenses decreased to $336,959 ($3.48 per boe) from $481,515 ($19.63 per boe) for the quarter ended April 30, 2006. The decrease was due to reduced professional fees for the quarter. The quarter ended April 30, 2006 was the fourth quarter of the fiscal period and expenses related to the annual audit, annual reports and other regulatory requirements were recorded in this period. The decrease in professional fees was partially offset by increased staffing costs related to bonuses recorded during the quarter ended March 31, 2007. In addition, the Corporation capitalized $33,750 of G&A expenses during the period related to exploration and development activities.

Q 1 R e p o r t 2 0 0 7

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

0 9

Interest Expense

Rolling Thunder incurred interest expense of $51,641 during the quarter compared to $72,458 for the quarter ended April 30, 2006. The Corporation accrued interest expense of $12,557 (April 30, 2006 – $50,775) for the quarter related to flow-through share requirements discussed further in the “Income and Other Taxes” section of this MD&A. Cash interest paid was $39,084 for the quarter compared to a $21,683 for the quarter ended April 30, 2006, which related to interest incurred on outstanding loan balances.

Stock-based Compensation

The Corporation has a stock-based compensation plan granting directors, officers, employees of, and consultants to, Rolling Thunder options to purchase Class A common shares of the Corporation. The Corporation recognized stock-based compensation of $112,121 for the quarter ended March 31, 2007 (April 30, 2006 – $80,390). Of this amount the Corporation capitalized $38,932 (April 30, 2006 – $nil) to property, plant and equipment and expensed $73,189 (April 30, 2006 – $80,390).

Depletion, Depreciation and Accretion (“DD&A”)

(in Canadian $)	Three months ended March 31, 2007	Three months ended April 30, 2006

DD&A	1,656,042	1,986,431

Depletion is calculated based on depletable capital expenditures, future development costs of proved reserves, production rates and proved petroleum and natural gas reserves. Rolling Thunder records asset retirement obligations based on the present value of estimated remediation, reclamation and restoration costs associated with its facilities, including well sites and pipelines. The liability is increased each reporting period due to the passage of time through the recording of accretion expense.

Rolling Thunder recorded DD&A expense of $1,656,042 for the quarter compared to $1,986,431 for the quarter ended April 30, 2006. The decrease resulted from large additions to proved reserves during the latter part of 2006 and decreased future development costs related to proved undeveloped reserves, partially offset by increased production and increased capitalized costs included in the determination of depletable capital costs, which resulted from increased drilling activity during the prior fiscal year and the quarter ended March 31, 2007 compared to the quarter ended April 30, 2006. For the quarter ended March 31, 2007, DD&A per boe was $17.10.

Income and Other Taxes

On May 18, 2006, the Corporation closed a private placement of 1,497,000 Class A common shares at a price of $1.67 per Class A common share totaling $2,499,990; 1,098,951 Class A common shares issued on a flow-through basis eligible for renunciation of Canadian Development Expenses (“CDE”) at a price of $1.82 per CDE flow-through share totaling $2,000,091; and 2,381,000 Class A common shares issued on a flow-through basis eligible for renunciation of Canadian Exploration Expenses (“CEE”) at a price of $2.10 per CEE flow-through share totaling $5,000,100. Total gross proceeds of the private placement were $9,500,181. As a result, the Corporation had $2,000,091 of CDE qualifying expenditures to incur by December 31, 2006 and $5,000,100 of CEE qualifying expenditures to incur by December 31, 2007. The Corporation had fulfilled the CDE expenditures requirement of $2,000,091 as at March 31, 2007. In addition, Rolling Thunder had incurred $4,708,873 of qualifying CEE expenditures and had $291,227 of CEE expenditures remaining to be incurred by December 31, 2007 to fulfill its CEE flow-through commitment.

The provision for income taxes differs from the amount obtained by applying the combined federal and provincial income tax rate for 2007 of 32.10 percent to income before income taxes. The difference is primarily due to expensed stock-based compensation not deductible for tax purposes.

1 0

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

Q 1 R e p o r t 2 0 0 7

Tax Pools

The table below presents Rolling Thunder’s estimated tax pools, net of the $9,000,000 and $7,000,191 related to the flow-through share obligations that were renounced in March 2006 and February 2007, respectively.

(in Canadian $)	March 31, 2007	Rate of Claim (%)
Canadian exploration expense	5,208,648	100
Canadian development expense	1,849,982	30
Canadian oil and natural gas property expense	2,184,966	10
Undepreciated capital cost	5,893,457	20-100
Share issue costs	1,174,110	20
Cumulative eligible capital	173,091	7
Non-capital losses	89,278	100
Total	16,573,532

Net Income

The Corporation recorded net income of $231,991, or $0.01 per basic and diluted share, for the quarter compared to a net loss of $1,025,708, or $0.03 per basic and diluted share, for the quarter ended April 30, 2006.

The factors contributing to the net income recorded for the quarter are discussed in previous sections of this MD&A. Funds from Operations

	Three months ended March 31,	Three months ended April 30,
(in Canadian $)	2007	2006	% Change
Funds from operations	2,156,561	188,197	1,046%
Per basic and diluted	0.05	0.01	400%
Per boe	22.26	7.67	190%

Funds from operations increased to $2,156,561 for the quarter compared to $188,187 for the quarter ended April 30, 2006. The increase in funds from operations was due to increased sales volumes and higher average operating netbacks. In addition funds from operations were impacted by decreased G&A and interest expenses partially offset by the elimination of the ARTC program. On a per boe basis, funds from operations increased to $22.26 per boe compared to $7.67 per boe for the quarter ended April 30, 2006.

CAPITAL EXPENDITURES Capital Expenditures Summary

Three months ended March 31,
(in Canadian $)	2007
Land	42,792
Geological and geophysical	128,828
Drilling and completions	2,704,024
Tie-ins and facilities	1,665,573
4,541,217
Office furniture and equipment	4,279
Total	4,545,496

Q 1 R e p o r t 2 0 0 7

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

1 1

Rolling Thunder’s capital expenditures for the quarter were $4,545,496. The Corporation spent $2,704,024 on drilling and completion activities for Teepee Creek 05-28, 06-21, 03/08-16 and McLeod 16-05. Rolling Thunder incurred $1,381,540 on equipping and tie-in costs for wells in the Teepee Creek area and at McLeod 06-08. In addition, the Corporation spent $284,033 on expansion and upgrades at the Teepee Creek 06-03 oil battery.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

(in Canadian $)	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006 [1]
Revenues, net of royalties	3,437,070	3,626,397	2,326,726	733,733
Net income (loss)	231,991	192,111	(130,861)	(708,169)
Net income (loss) Per share, basic and diluted	0.01	0.01	–	(0.02)
Funds from operations	2,156,561	2,156,340	1,381,011	282,504
Funds from operations Per share, basic and diluted	0.05	0.05	0.04	0.01
Capital expenditures	4,545,496	4,935,736	4,656,502	4,622,939
Total assets	31,540,060	28,561,526	27,221,046	24,168,740
	April 30,	January 31,	October 31,	July 31,
(in Canadian $)	2006	2006	2005 2	2005
Revenues, net of royalties	1,148,449	1,786,413	2,143,109	1,787,248
Net income (loss)	(1,025,708)	369,657	676,555	68,348
Net income (loss) Per share, basic and diluted	(0.03)	0.01	0.03	–
Funds from operations	188,197	771,731	1,400,920	1,003,060
Funds from operations Per share, basic and diluted	0.01	0.03	0.06	0.05
Capital expenditures	2,308,900	4,263,525	1,642,137	960,850
Total assets	15,225,059	22,898,607	12,239,978	10,569,999

1 Rolling Thunder changed its fiscal year-end to December 31 from April 30. The two months ended June 30, 2006 represent the second quarter of the new fiscal year.

2 For the quarter ended October 31, 2005 and quarters presented prior thereto, basic and diluted per share amounts have been retroactively adjusted to reflect the effect of the issue of one Class A common share for two common shares, upon amalgamation of Rolling Thunder Exploration Ltd. with San Telmo Energy Ltd.

Identifiable trends in Rolling Thunder’s business in the past eight quarters reflect continued exploration and development of petroleum and natural gas properties, as well as, increased prices of petroleum and natural gas sold by the Corporation from the quarter ended July 31, 2005 to the quarter ended April 30, 2006.

The decrease in revenues and net income in the quarter ended April 30, 2006 and the subsequent quarter ended June 30, 2006 reflect lower average sales volumes compared to previous quarters as a result of third party compressor failures and production curtailments at McLeod, lost production resulting from the Teepee 04-10 well, which was shut-in in January 2006 and prior period adjustments from third party aggregators recorded in the quarter ended April 30, 2006.

The increase in revenues and decrease in net loss/increase in net income for the quarters ended September 30, 2006 December 31, 2006, and March 31, 2007 reflect a trend of increased drilling success, the Corporation’s ability to bring production on-stream and decreased operating expenses due to the centralization of operations at Teepee Creek through the construction of an oil battery.

The quarter ended March 31, 2007 is discussed in detail throughout this MD&A.

1 2

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

Q 1 R e p o r t 2 0 0 7

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Liquidity risks arise from the use of liquid financial resources to meet the day-to-day funding requirements of the Corporation and in the management of assets and liabilities in order to maintain an optimal capital structure. Rolling Thunder manages liquidity risk to meet its financial obligations and commitments in a cost effective manner and to fund growth and expansion opportunities that are recognized by the Corporation.

Sources and Uses of Cash

The Corporation believes that its access to debt and equity markets, unutilized bank credit facilities and funds generated from operations will provide it with sufficient liquidity and capital resources to fund existing operations and commitments, as well as expansion and development opportunities during the remainder 2007. There is no assurance, however, that debt and equity financing will be available on terms acceptable to the Corporation to meet its capital requirements.

Working Capital

(in Canadian $)	March 31,	December 31,
As at	2007	2006
Current assets	3,466,692	3,462,732
Current liabilities	9,146,052	6,707,127
Working capital deficiency (including bank indebtedness)	(5,679,360)	(3,244,395)
Current ratio	0.38	0.52

As at March 31, 2007, the Corporation had a working capital deficiency of $5,679,360 compared to a working capital deficiency of $3,244,395 as at December 31, 2006. The increase in the working capital deficiency of the Corporation is primarily due to increased accounts payable related to capital expenditures from drilling, completions, tie-ins and facilities. Rolling Thunder generated funds from operations of $2,156,561 for the quarter. The Corporation anticipates increasing funds from operations in the remainder of 2007 by adding production from new wells to be drilled in 2007. The Corporation plans on meeting future working capital deficiencies through increased cash flow from operations and funding its capital requirements through access to equity markets and its currently unutilized credit facilities detailed in the following table.

Debt Instruments (in Canadian $)	Total Amount	Amount Outstanding at March 31, 2007	Amount Available at March 31, 2007
Revolving operating demand bank loan	13,000,000	(2,750,000)	10,250,000
Non-revolving acquisition/development loan	3,000,000	–	3,000,000
	16,000,000	(2,750,000)	13,250,000

For additional details of Rolling Thunder’s credit facilities, see Note 4 of the accompanying interim financial statements.

Rolling Thunder’s management maintained a working capital deficiency (including bank indebtedness) to annualized first quarter funds from operations ratio of 0.66. Management’s objective is to maintain a working capital deficiency (including bank indebtedness) to funds from operations ratio of less than 1.0 for the remainder of 2007.

As discussed in further detail in the “Subsequent Events” section of this MD&A, on May 8, 2007, the Corporation entered into a private placement financing agreement. Under the terms of the agreement the Corporation has secured $6,000,000 on a bought-deal basis. In addition, the underwriters have an option to place additional shares for additional gross proceeds of $2,685,000 resulting in total gross proceeds of up to $8,685,000. Proceeds from the private placement will be used to finance the Corporation’s ongoing exploration and development activities.

Q 1 R e p o r t 2 0 0 7

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

1 3

COMMITMENTS

Pursuant to the private placement on May 18, 2006 (see Note 7 to the accompanying interim financial statements), Rolling Thunder was committed to spend $2,000,091 by December 31, 2006 on expenditures that qualified as CDE and $5,000,100 by December 31, 2007 on expenditures that will qualify as CEE. As at March 31, 2007, the Corporation had fulfilled its CDE commitment. In addition, the Corporation had incurred $4,708,873 of eligible CEE expenditures and had $291,227 of CEE expenditures remaining to be incurred by December 31, 2007 in order to fulfill its CEE commitment.

On September 1, 2006, the Corporation entered into a sublease for office space for the term of January 1, 2007 to March 31, 2008 after which, the lease will be month to month until December 31, 2011. The estimated amount due under the sublease, including rent and estimated related operating expenses and taxes is $118,168.

OUTSTANDING SHARE DATA As at	May 17, 2007	March 31, 2007	December 31, 2006
Class A common shares	34,724,737	34,724,737	34,724,737
Class B common shares	810,000	810,000	810,000
Class A common share options	2,846,666	2,336,666	2,550,000

OFF BALANCE SHEET ARRANGEMENTS

The Corporation is not party to any contractual arrangement, under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Corporation has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended March 31, 2007, the Corporation incurred $30,000 (April 30, 2006 – $24,999) related to consulting fees to a private holding and geological services company that provided geological services to the Corporation, of which a former officer (ceased to be an officer on April 13, 2007) of Rolling Thunder is an officer and controlling shareholder. In addition, Rolling Thunder incurred $40,500 (April 30, 2006 – $nil) related to engineering consulting fees provided by an engineering services company, of which an officer of Rolling Thunder is an officer and controlling shareholder. As at March 31, 2007 accounts payable and accrued liabilities included a balance of $3,000 related to these transactions.

During the three months ended March 31, 2007, the Corporation incurred $188,579 (April 30, 2006 – $76,274) related to gross overriding royalties (“GOR”) to a private holding and geological services company that provided geological services to the Corporation, of which a former officer (ceased to be an officer on April 13, 2007) of the Corporation is an officer and controlling shareholder. This private holding and geological services company has a three percent GOR on certain Teepee Creek, Boundary Lake and Gold Creek properties, a two percent GOR on the McLeod and Gordondale properties and a one percent GOR on the Mahaska property. These transactions were recorded as royalty expenses during the three months ended March 31, 2007.

These transactions were in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SUBSEQUENT EVENTS

On April 25, 2007, the Corporation granted certain of its officers and employees stock options to acquire up to an aggregate of 510,000 Class A common shares of the Corporation. All options were granted with an exercise price of $1.19 per share and vest one third immediately, and one third on each of the first and second anniversary of the date of the grant.

1 4

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

Q 1 R e p o r t 2 0 0 7

On May 8, 2007, the Corporation entered into a private placement financing agreement, on a bought-deal basis, with a syndicate of underwriters. Under the terms of the agreement, the Corporation will issue by way of a private placement 2,727,273 Class A common shares at a price of $1.10 per share and 2,222,223 Class A common shares on a flow-through basis at $1.35 per flow-through share for aggregate gross proceeds of $6,000,000. In addition, the underwriters have been granted an option, exercisable prior to closing, to place up to an additional 500,000 Class A common shares and up to an additional 1,581,482 Class A flow-through shares at the same issue prices for additional gross proceeds of up to $2,685,000 resulting in total gross proceeds of approximately $8,685,000 if the option is exercised in full. The private placement is expected to close on or about May 29, 2007, and is subject to receipt of all necessary regulatory approvals.

On May 14, 2007, the Corporation renewed its credit facilities with National Bank. The $13,000,000 revolving operating demand loan and the $3,000,000 non-revolving acquisition/development loan were renewed under the same conditions and terms as disclosed in Note 4 of the accompanying interim financial statements.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Rolling Thunder. These risks are presented in the annual MD&A and AIF for the eight month period ended December 31, 2006. Management has determined that market, financial and counterparty risks remain substantially unchanged since December 31, 2006.

FINANCIAL AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash and cash equivalents, accounts receivable and accrued receivables, bank indebtedness and accounts payable and accrued liabilities. In addition, Rolling Thunder engages in the sale of energy commodities. These instruments and the sale of energy commodities result in exposures to credit, interest rate, energy commodity prices and foreign exchange rate risks.

Management of Rolling Thunder may use financial instruments to reduce corporate risk in certain situations. As of the date of this MD&A, the Corporation did not have any hedging commitments in place.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Rolling Thunder’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rolling Thunder’s critical accounting estimates continue to be impairment of property, plant and equipment, depletion expense, asset retirement obligations, stock-based compensation and future income taxes. For a full discussion of these critical accounting estimates, refer to the MD&A provided in Rolling Thunder’s December 31, 2006 Annual Report.

ACCOUNTING CHANGES

RECENTLY ADOPTED ACCOUNTING POLICIES

Effective January 1, 2007, the Corporation adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook accounting requirements for Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3865 “Hedges”, Section 3861 “Financial Instruments – Disclosure Presentation”, Section 1530 “Comprehensive Income”, Section 3251 “Equity”. The adoption of these standards has not affected the current or comparative period balances on the interim financial statements as all financial instruments are presented at fair value.

Q 1 R e p o r t 2 0 0 7

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

1 5

Financial Instruments

Section 3855 requires that all financial assets be classified as held-for-trading, available-for-sale, held-to-maturity, or loans and receivables and that all financial liabilities be classified as held-for-trading or other. Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in earnings. Financial assets held-to maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in other comprehensive income. Investments in equity investments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are carried at fair value and reported as assets where they have a positive fair value and as liabilities when they have a negative fair value. Derivatives embedded in other financial or contracts (the host instrument) are recorded as separate derivatives and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are the same as those of the stand-alone derivative and the total contract is not held for trading or accounted for at fair value. Changes in the fair value are included in income. All derivatives, other than those that meet the normal purchases and sales exceptions, are carried on the balance sheet at fair value.

The fair value of a financial instrument on initial recognition in normally the transaction price (i.e. the fair value of the consideration given or received). Subsequent to initial recognition, the fair values are based on quoted market price where available from active markets, otherwise fair values are estimated based upon market prices at the reporting date for other similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at the reporting date.

Hedges

Section 3865 specifies the circumstances under which hedge accounting is permissible, how hedge accounting is applied and where the impacts should be recorded and what disclosures are required when it is applied. The Corporation does not have any derivative instruments.

Comprehensive Income

Section 1530 establishes new standards for reporting and presenting comprehensive income, consisting of Net Income and Other Comprehensive Income (“OCI”). OCI is the change in equity (net assets) of an entity during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. The Corporation had no such transactions and events which would require the disclosure of OCI for the three month period ended March 31, 2007. Any changes in these items would be presented in the statement of operations and comprehensive income.

RECENTLY ISSUED ACCOUNTING POLICIES

Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 “Capital Disclosures” requires the disclosure of qualitative and quantitative information about the Corporation’s objectives, policies and processes for managing capital.

Financial Instruments

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments.

1 6

R o l l i n g T h u n d e r E x p l o r a t i o n L t d .

Q 1 R e p o r t 2 0 0 7